"Investing in North American Energy"

Derek Oil & Gas Corporation

DRK:TSX.V   DRKOF:OTCBB   www.derekoilandgas.com

FOR IMMEDIATE RELEASE

Tuesday, March 14, 2006

Derek Participates in a Live Web cast at the Wall Street Analyst Forum in New York City

Mr. Barry Ehrl, President & CEO of Derek Oil & Gas Corporation (TSX.V: DRK / OTCBB: DRKOF) along with investment strategy analyst Dr. Michael Berry were featured on a live Web cast at the Wall Street Analyst Forum in New York City on Tuesday February 28th, 2006. Attending the presentation were fund managers, investment advisors, high profile investors and Derek shareholders. Please click on the following link to listen to Dr. Michael Berry's "Discovery Investing" strategy as it pertains to Derek Oil & Gas Corporation followed by Mr. Barry Ehrl, President & CEO of Derek Oil & Gas Corporation speaking on Derek's most recent developments.

http://www.investorcalendar.com/CEPage.asp?ID=100041

Derek Oil & Gas Corporation is a Canadian based, publicly traded oil exploration, development and production company that utilizes enhanced oil recovery (EOR) techniques to develop new production from reservoirs containing significant quantities of oil that was previously uneconomic to recover using conventional means. Derek's current focus is on the further development and increasing production from their prime property located in NE Wyoming's Powder River Basin. Derek Oil & Gas Corporation is trading in Canada on the TSX Venture exchange under the symbol DRK and in the United States of America on the OTC Bulletin Board under the symbol DRKOF.

ON BEHALF OF THE BOARD

Barry C.J. Ehrl
President & CEO

For further information please contact Derek's Corporate Communications Department at:
Telephone: 1-888-756-0066 or (604)-331-1757
Corporate E-Mail: info@derekoilandgas.com
Corporate Communications E-Mail: erica@derekoilandgas.com
Website: http://www.derekoilandgas.com